Filed by Genaissance Pharmaceuticals, Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Lark Technologies, Inc. Commission File No.: 033-90424
Contact: For Genaissance:	For Lark:
Kevin Rakin	Carl W. Balezentis, Ph.D.
President & Chief Executive Officer	President & Chief Executive Officer
203.773.1450	713.779.3663, ext.134
k.rakin@genaissance.com	cbalezentis@lark.com

Rhonda Chiger
Investor Relations
Rx Communications Group
917.322.2569
rchiger@RxIR.com

Genaissance Pharmaceuticals, Inc. To Acquire Lark Technologies, Inc.

—Acquisition Complements Genaissance's Pharmacogenomic Base Business—
—Significantly Increases Revenues; Adds Profitable Operation and UK Facility—

        New Haven, CT, and Houston, TX, December 19, 2003—Genaissance Pharmaceuticals, Inc. (Nasdaq: GNSC) and Lark Technologies, Inc. (OTC BB: LRKT.OB) today announced that they have signed a definitive agreement whereby Genaissance will acquire Lark in an all stock transaction. Under the terms of the agreement, Genaissance will issue approximately 6.7 million shares of its common stock to Lark's stockholders, who will receive 1.81 shares of Genaissance's common stock for each share of Lark's common stock that they own, and will assume outstanding Lark options exercisable for an aggregate of approximately 1.5 million shares of Genaissance common stock. The transaction is valued at approximately $19.9 million, based on the closing price of Genaissance's common stock of $2.99 per share on December 18, 2003.

        Following the transaction, Genaissance expects to have projected pro-forma revenues in excess of $25 million for calendar 2004, a substantially reduced operating loss, an expanded pharmacogenomic service and technology portfolio with facilities in the U.S. and England and additional financial resources to advance the development of pharmacogenomic based proprietary products. Dr. Carl Balezentis, President and Chief Executive Officer of Lark will join Genaissance as Senior Vice President and President, Lark Technologies.

        Lark, headquartered in Houston, Texas, with European operations located near Cambridge, England, offers Good Laboratory Practices (GLP) compliant and research genomic services for use in pharmaceutical, diagnostic and agricultural product research and development. For the nine months ended September 30, 2003, Lark reported revenues of $6.8 million, net income of $1.2 million and operating income of $1.6 million.

        "The acquisition of Lark is an exciting next step in the execution of our strategy to build a profitable base services business while developing proprietary products based on our HAP™ Technology," said Kevin Rakin, President and Chief Executive Officer of Genaissance Pharmaceuticals. "The addition of Lark will provide us with access to a broader client base, a GLP sequencing capability that complements our existing GLP genotyping ability, a strong and growing European operation and an experienced team focused on profitable revenue generation. Most importantly, as we look forward, a profitable base services business will generate additional funds for the development of proprietary diagnostic and pharmaceutical products. I am also very pleased to welcome Dr. Carl Balezentis and his team to Genaissance."

        The transaction has been approved unanimously by both Boards of Directors and is subject to shareholder approval by both companies and other customary closing conditions. The transaction is expected to close in the first half of 2004. The dates of special stockholder meetings for shareholders of Lark and Genaissance will be announced at a later date.

        "The combined company's capabilities will provide the pharmaceutical industry a pharmacogenomic solution spanning early stage research through clinical development and commercialization," said Carl W. Balezentis, Ph.D., President and Chief Executive Officer of Lark Technologies. "By becoming part of Genaissance, we expect to grow significantly our combined business through additional product offerings, cross selling of services and technologies and the ability to partner on specific product development opportunities. We are especially excited about the existing and potential programs for product development at Genaissance and the value that our shareholders may derive by participating in the further development and commercialization of these pharmacogenomic product programs."

        Legg Mason Wood Walker, Incorporated and EMA Partners, LLC served as financial advisors to Genaissance in the transaction and Southwest Securities, Inc. served as financial advisor to Lark Technologies.

About Lark Technologies

        Lark Technologies, Inc., based in Houston, Texas, offers genomic services for use in pharmaceutical, diagnostic and agricultural product research and development. These services include genomic data management, microarray support, quantitative PCR, genotyping, genetically-modified organism testing, and a battery of other molecular biology services which support researchers in the pharmaceutical, biotechnology and academic sectors in their attempt to understand the mechanisms of disease and to discover and develop new drugs. Visit the company's website at www.lark.com.

About Genaissance

        Genaissance Pharmaceuticals, Inc. is a world leader in the discovery and use of human gene variation for the development of a new generation of DNA-based diagnostic and therapeutic products. Genaissance markets its technology, clinical development skills and pharmacogenomic services to the pharmaceutical industry as a complete solution for improving the development, marketing and prescribing of drugs. Genaissance has agreements with major pharmaceutical, diagnostic and biotechnology companies. Genaissance is headquartered in Science Park in New Haven, Connecticut. Visit the company's website at www.genaissance.com.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

        Genaissance plans to file with the SEC a registration statement on Form S-4 in connection with the transaction and Genaissance and Lark Technologies plan to file with the SEC and mail to their respective stockholders a joint proxy statement/prospectus in connection with the transaction. The registration statement and the joint proxy statement/prospectus will contain important information about Genaissance, Lark Technologies, the transaction and related matters. Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus carefully when they are available.

        Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Genaissance and Lark Technologies through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Genaissance by contacting Ms. Marcia Passavant or from Lark Technologies by contacting Ms. Jaime Thomas.

        Genaissance and Lark Technologies, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding the special interests of the directors and executive officers of Genaissance and Lark Technologies in the transaction described herein will be included in the joint proxy statement/prospectus.

        Additional information regarding Genaissance's directors and executive officers is contained in Genaissance's Form 10-K for the year ended December 31, 2002 and its proxy statement dated April 21, 2003, which are filed with the SEC. As of December 15, 2003, Genaissance's directors and executive officers beneficially owned approximately 1,037,035 shares, or 4.46%, of Genaissance's outstanding common stock. Information regarding Lark Technologies' directors and executive officers is contained in Lark Technologies Form 10-KSB for the year ended December 31, 2002, which is filed with the SEC. As of December 15, 2003, Lark Technologies' directors and executive officers beneficially owned approximately 962,176 shares, or 26.14%, of Lark Technologies' outstanding common stock.

SAFE HARBOR STATEMENT

        This press release contains forward-looking statements, including statements about the expected growth and development of Genaissance's business and the combined company's future financial and operating results, the timing, effects and any synergies that may result from the proposed acquisition, the ability of Genaissance to apply its technologies to the development, marketing and prescribing of drugs and to detect associations between clinical outcomes and genetic variation. Such statements are subject to certain factors, risks and uncertainties that may cause actual results, events and performance to differ materially from those referred to in such statements, including, but not limited to, the possibility that the information and estimates used to predict anticipated revenues and cost savings were not accurate, failure of the acquisition to be accretive in a timely manner, difficulty integrating operations, risks associated with the acquisition as well as transaction costs, failure to obtain expected synergies, the extent to which genetic markers (haplotypes) are predictive of clinical outcomes and drug efficacy and safety, the attraction of new business and strategic partners, the adoption of our technologies by the pharmaceutical industry, the timing and success of clinical trials, competition from pharmaceutical, biotechnology and diagnostics companies, the strength of our intellectual property rights and those risks identified in Genaissance's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2003 and Lark Technologies Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2003 and in other filings the parties make with the SEC from time to time. The forward-looking statements contained herein represent the judgment of Genaissance and Lark Technologies, as the case may be, as of the date of this release. Genaissance and Lark Technologies disclaim any obligation to update any forward-looking statement.

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